Exhibit 99.92

FIRST PHOSPHATE CORP.

Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars, unless otherwise noted)

(Unaudited – Prepared by Management)

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FIRST PHOSPHATE CORP.

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FIRST PHOSPHATE CORP.

MANAGEMENT’S RESPONSIBILITY FOR THE CONDENSED INTERIM FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the accompanying condensed interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

The condensed interim financial statements include amounts based on management’s best estimates and judgments. Management has assessed the Company’s ability to continue as a going concern and has prepared the condensed interim financial statements on a going concern basis, as appropriate.

The Board of Directors is responsible for overseeing the Company’s financial reporting process.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

AS AT

Assets	May 31, 2026 $	February 28, 2026 $

Current Assets
Cash and cash equivalents (note 6)	15,996,340	20,190,457
Restricted cash (note 6)	40,000	40,000
Prepaid expenses (note 7)	1,055,609	1,093,593
Tax credits/grants receivable (note 20)	4,850,457	3,348,184
Amounts receivable	38,519	101,042
	21,980,925	24,773,276
Non-Current Assets
Investments (note 8)	171,782	169,960
Exploration and evaluation assets (note 9)	3,591,734	3,591,734
Right-of-use assets (note 10)	106,593	120,140
	3,870,109	3,881,834

Total Assets	25,851,034	28,655,110

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	3,500,997	2,883,651
Lease liabilities (note 11)	39,591	38,878
Flow-through share premium liability (note 12)	38,118	182,800
	3,578,706	3,105,329
Non-current Liabilities
Lease liabilities (note 11)	50,282	60,451
Bridge loan (note 13)	735,998	726,213
	786,280	786,664

Total Liabilities	4,364,986	3,891,993

Shareholders’ Equity
Capital stock (note 14)	76,194,977	72,806,008
Contributed surplus (note 14)	5,956,841	4,874,790
Shares to be issued (note 14(b) and 21(a))	346,391	100,126
Deficit	(61,012,161)	(53,017,807)
Total Shareholders’ Equity	21,486,048	24,763,117

Total Liabilities and Shareholders’ Equity	25,851,034	28,655,110

Nature of operations (note 1)

Subsequent events (note 22)

Approved and authorized by the Board of Directors on July 30, 2026.

“BENNETT KURTZ”	“JOHN PASSALACQUA”
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended
	May 31, 2026 $	May 31, 2025 $
Expenses
Mining exploration and metallurgy (note 9)	6,206,233	1,262,606
Share based compensation (note 14 and 16)	1,289,846	441,391
Business development	963,585	131,153
Salaries and benefits	168,192	—
Professional fees	319,871	91,720
Research and development	465,327	—
General and administrative (note 15)	443,407	71,575
Regulatory and compliance	58,251	26,744
Depreciation	13,547	—
Total expenses	(9,928,259)	(2,025,189)
Other income/(expenses)
Government grants	1,702,124	—
Interest income	96,906	12,614
Interest expense	(12,801)	(47)
Financing expense	—	(99,773)
Gain on amortization of flow-through share premium liability (note 12)	144,682	360,745
Foreign currency translation gain (note 8 and 13)	2,994	3,312
Net loss and comprehensive loss	(7,994,354)	(1,748,338)

Loss per common share – basic and diluted	(0.04)	(0.02)

Weighted average number of common shares outstanding – basic and diluted	178,288,948	90,291,241

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended May 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

	Common Shares
	Number of shares	Amount $	Contributed surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 28, 2025	89,947,551	30,657,018	5,309,401	—	(29,575,088)	6,391,331
Shares issued	6,831,870	2,391,155	—	—	—	2,391,155
Shares to be issued	—	—	—	793,450	—	793,450
Flow-through share premium liability	—	(100,838)	—	—	—	(100,838)
Residual value of warrants in units issued	—	(35,800)	35,800	—	—	—
Share issuance costs	—	(98,646)	—	—	—	(98,646)
Shares issued for finders’ fees	244,478	85,255	—	—	—	85,255
Warrants issued for finders’ fees	—	—	12,591	—	—	12,591
Share based compensation	—	—	441,391	—	—	441,391
Net loss for the period	—	—	—	—	(1,748,338)	(1,748,338)
Balance, May 31, 2025	97,023,899	32,898,144	5,799,183	793,450	(31,323,426)	8,167,351

Balance, February 28, 2026	177,199,011	72,806,008	4,874,790	100,126	(53,017,807)	24,763,117
Shares to be issued	—	—	—	106,000	—	106,000
Shares to be issued for exploration activities	—	—	—	140,265	—	140,265
Share based compensation	—	—	1,289,846	—	—	1,289,846
Warrants exercised	2,448,939	3,178,163	(116,989)	—	—	3,061,174
Options exercised	300,000	210,806	(90,806)	—	—	120,000
Net loss for the period	—	—	—	—	(7,994,354)	(7,994,354)
Balance, May 31, 2026	179,947,950	76,194,977	5,956,841	346,391	(61,012,161)	21,486,048

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended
	May 31, 2026 $	May 31, 2025 $
Operating Activities
Net loss for the period	(7,994,354)	(1,748,338)
Non-cash items:
Share based compensation	1,289,846	441,391
Financing expense	—	99,773
Shares to be issued for exploration activities	140,265	—
Depreciation	13,547	—
Interest expense	12,710	—
Gain on amortization of flow-through share premium liability	(144,682)	(360,745)
Foreign currency translation gain	(2,994)	(3,312)
Changes in non-cash working capital items:
Amounts receivable	62,523	(94,122)
Tax credits/grants receivable	(1,502,273)	—
Prepaid expenses	37,984	15,238
Accounts payable and accrued liabilities	617,346	(233,385)
Net cash used in Operating Activities	(7,470,082)	(1,883,500)

Financing Activities
Proceeds from issuance of shares and warrants	—	2,390,355
Proceeds from exercise of warrants	3,061,174	—
Proceeds from exercise of options	120,000	—
Payment of lease liabilities	(11,209)	—
Proceeds from shares to be issued	106,000	793,450
Net cash provided by Financing Activities	3,275,965	3,183,805
Net change in cash for the period	(4,194,117)	1,300,305
Cash and cash equivalents, beginning of the period	20,190,457	1,873,550
Cash and cash equivalents, end of the period	15,996,340	3,173,855

Supplemental cash flow information
Recognition of flow-through liability	—	100,838
Shares issue for finders’ fees	—	85,255
Warrants issued for broker fees	—	12,591
Transfer of contributed surplus upon warrant exercise	116,989	—
Transfer of contributed surplus upon option exercise	90,806	—

The Company paid $nil in taxes and $91 in interest in the three months ended May 31, 2026 (2025 - $nil and $47, respectively).

The Company received $159,629 in interest income in the three months ended May 31, 2026 (2025 - $12,616).

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The Company owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec to produce phosphoric acid, which will be used to manufacture cathode active material (“CAM”) for use in lithium iron phosphate (“LFP”) batteries for the LFP battery industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange, “FRSPF” on the OTC Pink Market and “KD0” on the Frankfurt Stock Exchange. A Level 1 American Depositary Receipt (“ADR”) trades on the OTCQX market under the symbol “FPHOY,” with each ADR representing ten common shares.

The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

2.	Going Concern

These financial statements have been prepared under IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. As of May 31, 2026, the Company has raised adequate financing that is sufficient to sustain operations for the next twelve months. Accordingly, the financial statements do not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3.	Basis of Presentation

(a)	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended February 28, 2026 (the “Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements as at and for the year ended February 28, 2026. These unaudited condensed interim financial statements follow the same accounting policies and methods of application as the annual financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

These condensed interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments which are measured at fair value through profit or loss. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Functional and presentation currency

These condensed interim financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

4.	Material Accounting Policy Information

In preparing these condensed interim financial statements, the Company applied the accounting policies, critical judgments and estimates disclosed in note 3 and 4 of the annual financial statements, except as described in note 5.

In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three months ended May 31, 2026, are not necessarily indicative of the results that may be expected for the year ending February 28, 2027.

5.	Change in Accounting Policy

Presentation of government grants

For the three months ended May 31, 2026, the Company changed its accounting policy for the presentation of government grants related to received or receivable. Previously, government grants were presented as a deduction from the related expenses (net presentation). Under the new policy, the related expenses are presented on a gross basis, and the government grants are presented separately as government grant income on the condensed interim statements of loss and comprehensive loss.

Management believes the new presentation provides more reliable and relevant information because it more transparently reflects the gross amount of the Company’s exploration, feasibility and operating expenditure and, separately, the government assistance received to offset such expenditure.

The change has been applied retrospectively. It affects only presentation and classification within the statement of loss and comprehensive loss and has no effect on net loss, comprehensive loss, loss per share, total assets, total liabilities, deficit or shareholders’ equity as at or for any period presented. Furthermore, this change has no effect on the comparative period for the three months ended May 31, 2025 as there was no government grant income for that period.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

6.	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $13,296,340 (February 28, 2026 - $10,690,457) and investments in guaranteed investment certificates (“GIC”) of $2,700,000 (February 28, 2026 - $9,500,000) which comprises of one-year cashable term GICs earning interest of 2.45% to 2.70% per annum.

Restricted cash is comprised of $40,000 investment in a GIC (February 28, 2026 - $40,000). The GIC is a one-year cashable term with a maturity date of August 25, 2026, earning interest at 2.50% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

7.	Prepaid Expenses

Prepaid expenses are comprised of the following:

	May 31, 2026 $	February 28, 2026 $
Expenses paid in advance:
Business development	314,513	457,810
Mining exploration and metallurgy	312,831	64,825
General administrative expenses	193,676	300,866
Regulatory and compliance expenses	47,913	71,389
Professional fees	186,676	198,703
Total	1,055,609	1,093,593

8.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with Integrals Power Limited (“IPL”) under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of LFP CAM for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

A continuity of investments is as follows:

$

Balance, February 28, 2025	168,174
Gain on foreign currency translation	1,786
Balance, February 28, 2026	169,960

Balance, February 28, 2026	169,960
Gain on foreign currency translation	1,822
Balance, May 31, 2026	171,782

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

9.	Exploration and Evaluation Assets

As at May 31, 2026, the carrying value of the Company’s exploration and evaluation assets in the Saguenay Region of Quebec was $3,591,734 (February 28, 2026 - $3,591,734). No acquisition costs were incurred during the three months ended May 31, 2026.

The Company expenses non-acquisition exploration and evaluation expenditure to net income (loss). This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following table details such expenditure:

	Lac`a l’Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Total $

Consulting	—	29,800	29,800
Survey, drilling & geophysics	—	1,231,043	1,231,043
Metallurgical testing	—	1,763	1,763
For the three months ended May 31, 2025		1,262,606	1,262,606
	—
Consulting	—	206,540	206,540
Survey, drilling & geophysics	—	5,668,631	5,668,631
Metallurgical testing	—	736,773	736,773
Tax credits relating to resources	—	(405,711)	(405,711)
For the three months ended May 31, 2026	—	6,206,233	6,206,233

(a)	Lac `a l’Orignal flagship area

The Lac `a l’Orignal flagship properties consist of a series of staked claims and claims acquired under various option agreements. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing. This property is in the exploration stage.

(b)	Begin - Lamarche

The Begin-Lamarche properties consist of a series of staked claims and claims acquired under various option agreements. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing. This property is in the exploration stage.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

10.	Right-Of-Use Assets

The following details the changes in right-of-use assets:

Right-of-use assets $
Balance, February 28, 2025	—
Additions	133,617
Depreciation for the year	(13,477)
Balance, February 28, 2026	120,140

Balance, February 28, 2026	120,140
Additions	—
Depreciation for the period	(13,547)
Balance, May 31, 2026	106,593

11.	Lease Liabilities

On September 23, 2025, the Company entered into a 24-month vehicle lease agreement with a down payment and related expenses of $26,743 and monthly payments of $276. The lease has a purchase option of $35,053 at the conclusion of the 24-month lease period.

On November 10, 2025, the Company signed a sublease agreement, which runs for 2 years and 9 months, from December 1, 2025 to August 31, 2028, with no renewal option. The company occupies the space for free in December 2025, then pays a base monthly rent of $3,460 starting January 1, 2026.

At the date of initial recognition, lease liabilities were measured at the present value of remaining lease payments, discounted at an annual interest rate of 7.29%.

The following details the changes in lease liabilities:

	For the three months ended May 31, 2026 $	For the year ended February 28, 2026 $
Balance, beginning of period	99,329	-
Recognized during the period	-	106,874
Interest expense	1,753	757
Lease payments	(11,209)	(8,302)
	89,873	99,329

Balance, end of period – current	39,591	38,878
Balance, end of period – non-current	50,282	60,451
Balance, end of period	89,873	99,329

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

12.	Flow-Through Share Premium Liability

	For the three months ended May 31, 2026 $	For the year ended February 28, 2026 $
Balance, beginning of the period	182,800	718,477
Liability incurred through FT shares issued	—	722,714
Amortization for the period	(144,682)	(1,258,391)
Balance, end of the period	38,118	182,800

As at May 31, 2026, $1,425,991 remains to be spent on qualifying expenditures (February 28, 2026 - $6,838,519).

13.	Bridge Loan

On December 16, 2024, the Company entered into a binding letter of intent (the “LOI”) for a future phosphate concentrate offtake agreement. The LOI contemplates a minimum of 200,000 tonnes per year (with an option to increase by 20%) starting around January 1, 2029, subject to project completion. The arrangement includes a potential customer prepayment of up to €3,100,000, recoverable through purchase rebates totaling €6,200,000 over the first four years. The LOI expires on December 16, 2029, unless extended.

On January 5, 2026, the Company and the customer entered into an amendment to the LOI pursuant to which the customer made a prepayment of €450,000 (CA$725,580) to the Company, recognized as a bridge loan. The loan bears interest at 6% per annum and is repayable in cash if the Company does not proceed to production upon expiry of the LOI on December 16, 2029. The bridge loan has been recognized at the present value of the contingent repayment obligation, discounted at a rate of 6% over the term of 3.82 years.

The following details the changes in the bridge loan:

	For the three months ended May 31, 2026 $	For the year ended February 28, 2026 $
Balance, beginning of the period	726,213
Advance received	—	725,580
Interest expense	10,957	993
Effect of foreign exchange	(1,172)	(360)
Balance, end of the period	735,998	726,213

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

14.	Share Capital and Contributed Surplus

(a) Authorized shares

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

(b) Common shares

Common share transactions are as follows:

During the three months ended May 31, 2026

(i)	On March 11, 2026, the Company issued 300,000 common shares on the exercise of 300,000 options, for total proceeds of $120,000. The options’ issue date value of $90,806 was reclassified upon exercise from contributed surplus to share capital.

(ii)	In April 2026, the Company issued 2,448,939 common shares on the exercise of 2,448,939 warrants, for total proceeds of $3,061,174. The warrants’ issue date value of $116,989 was reclassified upon exercise from contributed surplus to share capital.

(iii)	On May 29, 2026, the Company received $106,000 for the issuance of 53,000 flow-through shares. These shares were issued on June 12, 2026.

During the three months ended May 31, 2025

(iv)	In May 2025, The Company issued 5,041,880 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,764,658, with a flow-through premium deduction of $100,838, and 1,789,990 units, at a price of $0.35 per unit, for gross proceeds of $626,497. Each unit was comprised of one common share and one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause, valued using the residual method at $35,800. In connection with the above private placements, the Company paid $800 in cash finders’ fees, issued 244,478 compensation shares with a fair value of $37,520 based on the fair market value of $0.33 per share for 113,697 shares, and a fair value of $47,735 based on the fair market value of $0.37 per share for 130,781 shares, and issued 218,193 compensation warrants, with a fair value of $12,591 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

(c) Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023 and amended on July 24, 2024. Under the Omnibus Plan, eligible persons may be allocated a number of Awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants are entitled to receive cash or common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten years from the date of grant. The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

(d) Restricted Share Units

On March 1, 2026, the Company granted 1,975,000 RSUs to directors, management and consultants. The RSUs vest as follows: (i) 987,500 on August 31, 2026; and (ii) 987,500 on February 28, 2027.

The following details the changes in outstanding RSUs for the three months ended May 31, 2025 and 2026:

Number of RSUs
Outstanding, February 28, 2025	—
Granted during the period	2,658,580
Vested and exercised during the period	—
Outstanding, May 31, 2025	2,658,580

Outstanding, February 28, 2026	—
Granted during the period	1,975,000
Vested and exercised during the period	—
Outstanding, May 31, 2026	1,975,000

For the three months ended May 31, 2026, the Company recorded $730,548 of share-based compensation related to the vesting of RSUs (2025 - $383,388).

(e) Options

On March 31, 2026, an officer of the Company was granted 300,000 options. The options vest at the rate of 25% every 6 months for two years following the date of grant. The options expire on December 29, 2028.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

The following details the changes in outstanding options for the three months ended May 31, 2025 and 2026:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 28, 2025	8,500,000	0.37
Issued during the period	—	—
Outstanding, May 31, 2025	8,500,000	0.37

Outstanding, February 28, 2026	7,650,000	0.72
Issued during the period	300,000	0.98
Exercised during the period	(300,000)	0.40
Outstanding, May 31, 2026	7,650,000	0.74

The following is a summary of options outstanding and exercisable as of May 31, 2026:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
September 01, 2026	250,000	250,000	0.70	0.25
December 29, 2026	200,000	200,000	0.40	0.58
April 16, 2027	250,000	250,000	0.40	0.88
July 10, 2027	150,000	112,500	0.40	1.11
December 29, 2028	1,800,000	1,800,000	0.40	2.58
December 29, 2028	4,700,000	1,175,000	0.90	2.58
December 29, 2028	300,000	—	0.98	2.58
	7,650,000	3,787,500

For the three months ended May 31, 2026, the Company recorded $559,298 of share-based compensation related to the vesting of options (2025 - $58,003). The fair value of options issued was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages	For the three months ended May 31, 2026	For the three months ended May 31, 2025
Share price	$0.98	—
Dividend yield	Nil	—
Exercise price	$0.98	—
Risk-free interest rate	2.82%	—
Expected volatility	96.38%	—
Expected expiration	2.75	—

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

(f) Warrants

In April 2026, 2,169,911 warrants with an exercise price of $1.25 expired unexercised.

The following details the changes in outstanding warrants for the three months ended May 31, 2025 and 2026:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 28, 2025	17,239,664	0.54
Issued during the period	1,113,188	0.50
Outstanding, May 31, 2025	18,352,852	$0.54

Outstanding, February 28, 2026	7,243,850	0.94
Expired during the period	(2,169,911)	1.25
Exercised during the period	(2,448,939)	1.25
Outstanding, May 31, 2026	2,625,000	$0.40

The following is a summary of warrants outstanding and exercisable as at May 31, 2026:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 30, 2028	2,625,000	2,625,000	0.40	2.58
	2,625,000	2,625,000

15.	General and Administrative Expenses

General and administrative expenses are comprised of the following:

	For the three months ended
	May 31, 2026 $	May 31, 2025 $
Office expenses	20,952	8,722
Travel	172,755	62,727
Advertising and promotions	179,668	—
IT and telecom expenses	44,532	126
Management fees	25,500	—
Total	443,407	71,575

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

16.	Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the three months ended
	May 31, 2026 $	May 31, 2025 $
Share based compensation	810,932	237,556
Financing fees	—	99,774
Management fees	25,500	—
	836,432	337,330

There are no amounts owed to related parties as of May 31, 2026.

The financing fee relates to the amortization of a prepaid financing expense arising from warrants issued to key management personnel and directors in connection with a $2.1 million revolving credit facility entered into on December 29, 2023. The vested warrants had a fair value of $798,188, which was capitalized as a prepaid financing expense and amortized over the term of the facility. As the facility expired on December 29, 2025 without being utilized, the remaining unamortized balance was fully expensed during the year ended February 28, 2026.

On March 1, 2026, the Company granted 640,500 RSUs to directors and management. The RSUs vest as follows: (i) 640,500 on August 31, 2026; and (ii) 640,500 on February 28, 2027.

17.	Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

				As at May 31, 2026
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	15,996,340			15,996,340
Long-term investments			171,782	171,782

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $16,036,340. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at May 31, 2026, has $15,996,340 in cash and cash equivalents and $40,000 in restricted cash and $4,326,868 in financial liabilities, consisting of $3,500,997 in accounts payable and accrued liabilities, $89,873 in lease liabilities, and $735,998 in bridge loans, which represents the Company’s maximum exposure to liquidity risk.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

The following table summarizes the Company’s financial liabilities as at May 31, 2026:

Financial liabilities	Due ≤ 1 year $	Due 2–5 years $	Total carrying amount $
Accounts payable and accrued liabilities	3,500,997	—	3,500,997
Lease liabilities (note 10)	39,591	50,282	89,873
Bridge loan (note 12)	—	735,998	735,998
Total	3,540,588	786,280	4,326,868

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company is not exposed to material market risk.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of May 31, 2026, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,718. In addition, a portion of the Company’s financial liabilities, comprising bridge loans, are held in Euro (“EUR”). 1% change in the exchange rate would result in a change of net loss or gain by $7,360. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

18.	Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the period ended May 31, 2026. The Company is not subject to externally imposed capital requirements.

19.	Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company’s operations and long-lived assets are in Canada.

20.	Government Grants and Tax Credits

The following table summarizes the Company’s taxes recoverable and government grants and tax credits receivable:

	As at May 31, 2026 $	As at February 28, 2026 $
Mining tax credits receivable	2,205,336	1,799,625
Government grants receivable	2,074,995	410,371
GST/HST/QST recoverable	570,126	1,138,188
Total tax credits/grants receivable	4,850,457	3,348,184

The Company is entitled to refundable mining tax credits on qualified exploration expenditures incurred in Quebec.

Promotion Saguenay

On December 5, 2024, the Company was awarded a $75,000 grant from Promotion Saguenay to reimburse eligible expenses related to a feasibility study for the construction of an iron phosphate plant. In the year ended February 28, 2025, $37,500 had been recognized by the Company as government grant income within other income on the condensed interim statements of loss and comprehensive loss. During three months ended May 31, 2026, the remaining $37,500 was received and recognized by the Company as government grant income on the condensed interim statements of loss and comprehensive loss.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

National Resources Canada (“NRCan”)

On March 4, 2026, the Company executed a definitive contribution agreement with NRCan for funding related to a feasibility study for the production of lithium-iron-phosphate cathode active material and received approval for the reimbursement of up to $16,717,722 of eligible expenditures incurred between January 9, 2026 and March 31, 2028. For the year ended February 28, 2026, the Company recorded claims under this grant of $410,371, of which $nil has been received. During the three months ended May 31, 2026, the Company recorded claims under this grant of $1,664,624 (May 31, 2025 - $nil), of which $nil has been received. The amount has been recognized by the Company as government grant income on the condensed interim statements of loss and comprehensive loss. As at May 31, 2026, the remaining $14,642,727 has not been accrued as a receivable as the Company has determined that there is still collection uncertainty at the reporting date.

The following details the changes in refundable tax credits and government grants receivable:

	For the three months ended May 31, 2026 $	For the year ended February 28, 2026 $
Tax credits/grants receivable, beginning of the period	2,209,996	1,244,955
Mining tax credits accrued	405,711	1,799,625
Grants accrued	1,702,124	412,871
Tax credits received	—	(1,244,955)
Grants received	(37,500)	(2,500)
Tax credits/grants receivable, end of the period	4,280,331	2,209,996

21.	Commitments

(a)	Pekuakamiulnuatsh First Nation Agreement

On April 9, 2024, the Company entered into a collaboration agreement with the Pekuakamiulnuatsh First Nation (“PFN”) (the “Collaboration Agreement”). The Collaboration Agreement is intended to establish the respective commitments of both parties with respect to exploration and development activities at the Company’s mineral properties. The Collaboration Agreement remains in effect until the earlier of a) the signing of an Impact and Benefit Agreement (“IBA”); or b) the dissolution by mutual written consent of both parties. Upon signing the Collaboration Agreement, the Company issued 100,000 common shares to PFN as a good-faith payment. Each year, 2.5% of the expenses related to the exploration and development activities carried out (drilling and related work) on the mineral properties is to be paid to PFN in the form of common shares of the Company based on the market price of the common shares on December 31 of the year in question and payable by January 20 of the following year. Until the IBA is signed, the Company is to issue a minimum payment of 100,000 common shares per calendar year payable by January 15 of the current year. During the year ended February 28, 2026, the Company issued 240,132 common shares to PFN in satisfaction of the 2025 annual expenses and minimum payment for 2026, and accrued $100,126 for shares to be issued based on relevant expenses incurred. For the three months ended May 31, 2026, the Company accrued $140,265 for shares to be issued based on relevant expenses incurred.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

(b)	Technology Licensing Agreement

On November 25, 2024, the Company entered into a technology licensing agreement (the “Technology Agreement”) with an arm’s length party to license certain technologies (the “Technology”) related to the production of phosphoric acid at a cost to the Company of €100,000. As at February 28, 2026, the signing fee of €100,000 had been fully paid.

Upon the satisfaction of certain conditions, the Company is to have an option to acquire the non-exclusive rights to utilize the Technology for a further payment of €3,000,000. If annual production of phosphoric acid using the Technology exceeds contractual thresholds, the Company is to pay an additional fee of €500 per metric ton of excess production.

(c)	Land Option Agreement

On July 17, 2025, the Company entered into a land option agreement (the “Option Agreement”) with the Saguenay Port Authority (the “Port”) under which the Port granted the Company an exclusive option to enter into a definitive long-term industrial lease for two parcels of land owned by the Port within the Saguenay Industrial and Port Zone (the “Phase 1 Site” and the “Phase 2 Site”). The option is intended to secure the land required for the Company’s planned purified phosphoric acid plant.

The Option Agreement is valid from the date of signature until December 31, 2027, subject to extension by mutual written agreement for additional periods of three months. Option fees in respect of the Phase 1 Site are payable as follows: (i) from signature to December 31, 2025, $nil; (ii) for the 2026 calendar year, the fee is $0.50 per m² per year, subject to annual indexation and payable quarterly in advance; and (iii) for the 2027 calendar year, the fee is $1.00 per m² per year, subject to annual indexation and payable quarterly in advance.

For the three months ended May 31, 2026, the Company recorded $38,525 in research and development expenses on the condensed interim statements of loss and comprehensive loss. Amounts payable under the option agreement as at May 31, 2026 are $64,208.

The option fee for the Phase 2 Site is free of charge until the Company exercises its option or right of first refusal over that site, at which point it becomes payable at the rate then in force.

The Company’s ability to maintain the option beyond June 30, 2026 was conditional on demonstrating to the Port that US$15 million of financing dedicated to the project had been secured. Subsequent to May 31, 2026, the Company has secured adequate financing to satisfy this condition. The Company’s ability to maintain the option beyond December 31, 2026 remains conditional upon demonstrating that total financing of US$37 million has been secured and that the licensing, feasibility and authorization milestones set out in the agreement have been completed or are in progress. No later than September 1, 2027, the Company must notify the Port whether it is exercising the option to negotiate a long-term lease, to be entered into no later than January 1, 2028. Option fees paid are non-refundable and do not constitute rent or an advance on rent.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

(d)	Ultion Technologies Agreement

On November 7, 2025, the Company agreed to Phase 1 of a three-phase proposal dated November 6, 2025 from Ultion Technologies Inc. (“Ultion”) for the feasibility, design, equipment sourcing, and start-up of a LFP CAM production plant in North America.

Phase 1 covers feasibility work and preparation of the technology document package for a total cost of US$650,000, payable as to US$350,000 upon approval of Phase 1 and US$300,000 upon finalization of the feasibility information and preparation and secure storage of all technology documents. The Company has paid US$350,000 upon approval of Phase 1 in the year ended February 28, 2026 and paid the remaining US$300,000 upon finalization of the Phase 1 deliverables in the three months ended May 31, 2026, for total payments of US$650,000.

Phases 2 and 3 of the proposal, which relate to detailed engineering design and equipment sourcing and to plant start-up and operations, are estimated by Ultion at US$5.65 million plus optional services and US$1.5 million, respectively. Each remains subject to separate written acceptance by the Company and, as at May 31, 2026, had not been approved or committed to. Accordingly, no obligation in respect of Phases 2 and 3 has been recognized or is included in the commitment above.

22.	Subsequent Events

In the period from June 12 to July 10, 2026, the Company issued 7,238,070 flow-through shares at a price of $2.00 per share, for gross proceeds of $14,476,140, and 1,611,075 units, at a price of $2.00 per unit, for gross proceeds of $3,222,150. Each unit was comprised of one common share and one common share purchase warrant exercisable for one common share at a price of $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $168,880 in cash finders’ fees, and issued 330,960 compensation shares and 415,400 compensation warrants, with the warrants exercisable at $2.50 per common share, until December 31, 2026, subject to an accelerated expiry clause.

On July 10, 2026, the Company cancelled 30,525 RSUs held by a consultant following the consultant’s resignation and accelerated the vesting of 16,475 RSUs. On the same day, the Company issued 16,475 common shares upon the exercise of 16,475 RSUs. On July 12, 2026, the Board of Directors approved an extension of the expiry date of stock options held by the former consultant to the date that is one year after the Date of Termination on July 7, 2026, in accordance with the Company’s Omnibus Equity Compensation Plan.

On July 10, 2026, the Company granted 51,134 RSUs to one of its directors. The RSUs vest as follows: (i) 11,134 on August 31, 2026, and (ii) 40,000 on February 28, 2027.

On July 10, 2026, a director of the Company was granted 300,000 options with an exercise price of $2 per share. The options vest at the rate of 25% every 6 months for two years following the date of grant. The options expire on December 29, 2028.

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